UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35927

CUSIP Number: 00912N 403

(Check One)	☐	Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form NSAR

For the Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Air Industries Group

Full Name of Registrant:

N/A

Former Name if Applicable: N/A

1460 Fifth Avenue, Bay Shore, New York 11706

Address of Principal Executive Office (Street and Number):

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Air Industries Group (“Air Industries” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Form 10-Q”). The Company is in the process of completing certain procedures necessary for the presentation of its financial statements and anticipates that it will file the Form 10-Q no later than Monday, November 20, 2023.

The Company anticipates that its net sales for the quarter ended September 30, 2023, will be approximately $12.3 million, approximately $1 million less than net sales for the comparable period of 2022. In addition, it will report a loss from operations during the third quarter of 2023 of approximately $800,000, compared to income from operations in the third quarter of 2022 of $169,000. The Company’s net loss for the 2023 third quarter will be approximately $1.3 million, as compared to a net loss for the 2022 third quarter of $142,000.

Forward-Looking Statements

Certain matters discussed in this Notification are ‘forward-looking statements’ intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, the Company’s statements regarding trends in the marketplace, future revenues, earnings and Adjusted EBITDA, the ability to realize firm backlog and projected backlog, cost cutting measures, potential future results and acquisitions, are examples of such forward-looking statements. The forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the timing of projects due to variability in size, scope and duration, the inherent discrepancy in actual results from estimates, projections and forecasts made by management, regulatory delays, changes in government funding and budgets, and other factors, including general economic conditions, not within the Company’s control. Other important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s ability to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The factors discussed herein and expressed from time to time in the Company’s filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Scott Glassman	631	328 7039

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the explanation provided above.

Air Industries Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2023

AIR INDUSTRIES GROUP

By:	/s/ Scott Glassman
Scott Glassman
Chief Financial Officer

4